SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: November 16th, 2009

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SECURITY MARKET GIANT RAMPS UP ITS
BUSINESS WITH SILICOM:
BECOMES MILLION-DOLLAR-A-YEAR
CUSTOMER FOR SILICOM’S 10GB FIBER
ADAPTER

        KFAR SAVA, Israel – November 16, 2009 – Silicom Ltd. (NASDAQ and TASE: SILC) today announced that an existing client, a dominant player in the global security industry, has ramped up its orders significantly over the past few months, reaching a rate of approximately one million dollars on an annualized basis.

        The increase in orders is due primarily to the customer’s selection of a customized version of Silicom’s high-performance 10 gigabit, fiber network interface card as its standard 10 Gigabit connectivity solution for its new firewall appliance.

        “The dramatic scale-up of our business with this market giant – especially through its selection of products in the 10 gigabit line – and its transformation into a million dollar customer is a milestone achievement with significant strategic as well as financial importance for our Company,” commented Shaike Orbach, Silicom’s President and CEO. “The financial significance is obvious – it boosts our current sales while giving us the potential for even more significant growth in the future. From a strategic point of view, the large-scale adoption of our 10 Gigabit product by such a high-profile market player confirms the 10Gbp opportunity, giving us incentive to focus on these advanced, high-margin product lines as a potential growth driver.”

        Mr. Orbach concluded, “We are very proud of our customer base of 50+ satisfied customers, many of whom adopt additional Silicom products over time. The fact that this customer is already considering the use of several additional other Silicom products is a clear indication that they are satisfied with the experience of working with our Company and with our technologies. This makes us optimistic that they will continue building their use of our products, helping us to achieve additional growth in the future.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail: info@gkir.com